SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Notification of Late Filing

Commission file Number: 000-29603

(Check one)

[  ]Form 10-K and Form 10-KSB [  ]Form 11-K [  ]Form 20-F [X]Form 10-Q and Form 10-QSB [  ]Form N-SAR

For the period ended: February 28, 2007

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the transition period ended ____________

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:
____________________________________

            PART I -- REGISTRANT INFORMATION

            Forster Drilling Corporation
            Full Name of Registrant

            Process Technology Systems, Inc.
            Former Name if Applicable

           6371 Richmond Avenue, Suite 275
            Address of Principal Executive Office (Street and Number)

            Houston, Texas 77057
            City, State and Zip Code

            PART II -- RULE 12b-25(b) and (c)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a)	The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b)
The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

            PART III -- NARRATIVE

            State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                The Company’s auditor has experienced unexpected delays and requires additional time to complete the audited financials.

            PART IV -- OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification:
W. Scott Thompson                (713) 266-8005
(Name)                   (Area Code)(Telephone Number)

            (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940
            during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

            [X] YES [ ] No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            [ ] YES [X] No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Forster Drilling Corporation
(Name of Registrant as Specified in Charter)

            has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

            Date: April 17, 2007              By: /s/ Fred Forster III
                                      Fred Forster III, Chief Executive Officer